UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Brookfield Residential Properties Inc.

(Name of the Issuer)

Brookfield Residential Properties Inc.

Brookfield Asset Management Inc.

1927726 Ontario Inc.

(Names of Persons Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

11283W

(CUSIP Number)

Shane D. Pearson Executive Vice President and Corporate Counsel Brookfield Residential Properties Inc. 4906 Richard Road S.W. Calgary, Alberta T3E 6L1 Canada Tel: (403) 231-8900

A.J. Silber

Vice President, Legal Affairs and Corporate Secretary

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Canada

Tel: (416) 956-5182

With copies to:

Neil Q. Whoriskey Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Tel: (212) 225-2990	Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, NY 10036 Tel: (212) 880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer.

d	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$966,781,928.00	$112,340.06

*	Calculated solely for the purposes of determining the filing fee. The aggregate transaction value was calculated as the product of (a) 39,867,296 shares of Common Stock, representing the sum of the shares of Common Stock issued and outstanding as of February 6, 2015 (which number includes restricted shares and shares granted under Brookfield Residential’s restricted share unit plan), plus shares issuable upon acceleration of options and less the net amount of escrowed shares cancelled and granted under escrowed share arrangements, other than shares owned by the filing persons, multiplied by (b) the per share consideration of $24.25.
**	The amount of the filing fee was calculated by multiplying the transaction valuation above by 0.0001162 in accordance with Exchange Act Rule 0-11.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$112,340.06	Filing Party:	Brookfield Residential Properties Inc., Brookfield Asset Management Inc., 1927726 Ontario Inc.

Form or Registration No.:	Schedule 13E-3	Date Filed:	January 13, 2015

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 (the “Transaction Statement”), filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2015 jointly by Brookfield Residential Properties Inc. (the “Company”), Brookfield Asset Management Inc. (“Brookfield Asset Management”) and 1927726 Ontario Inc. (the “Purchaser”).

The Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”) contemplated by an arrangement agreement among the Company, Brookfield Asset Management and the Purchaser, dated as of December 23, 2014 (the “Arrangement Agreement”) pursuant to which the Purchaser will acquire all shares of the Common Stock of the Company that are not already owned by the Filing Persons or any of their affiliates, for the per share consideration of $24.25 as set forth in the Arrangement Agreement.  The management information circular, attached as Exhibit (a)(2)(i) to the Transaction Statement (the “Circular”) is being provided to holders of Common Stock pursuant to applicable Canadian law.  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Transaction Statement.

The information contained in and incorporated by reference into this Amendment No. 1 concerning each Filing Person has been supplied by such Filing Person.  No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The Items below are amended and supplemented as described below.

Item 1 – Summary Term Sheet

The section “Summary Term Sheet – Interests of Certain Persons in the Arrangement” on page 8 of the Circular is hereby amended by inserting the following at the end of the first paragraph:

“Such interests are that certain Directors and senior officers hold unvested RSUs, Restricted Shares and Escrowed Shares that, subject to the approval of the Arrangement Resolution, will be accelerated and become vested so that the holders thereof can participate in the Transaction and receive Consideration for each of the Common Shares into which such RSUs, Restricted Shares and Escrowed Shares are convertible or exchangeable.  Furthermore, subject to the approval of the Arrangement Resolution, the vesting of all unvested Options will be accelerated and following the Effective Date, Options may be redeemed for a cash payment equal to the in-the-money value thereof.  In addition, holders of Options may receive an additional award of options of the Purchaser in an amount equal to the number of Options held by such holders prior to the Arrangement.”

The first paragraph in the Section “Summary Term Sheet – Repurchase Election” on page 6 of the Circular is hereby amended and restated as follows:

“Rather than receiving their consideration under the Arrangement from the Purchaser, Shareholders can elect to have each of their Common Shares purchased for cancellation by Brookfield Residential in exchange for the Consideration per Common Share. Shareholders wishing to make such election should consult their own advisors to determine if making such election is appropriate in their particular circumstances. See “Tax Considerations – Shareholders Resident in Canada – Disposition of Common Shares to Brookfield Residential”, “Tax Considerations – Shareholders Not Resident in Canada – Shareholders Who Select the Repurchase Election” and “Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Shareholders Who Select the Repurchase Election or Exercise Dissent Rights ” for the tax consequences to Shareholders of making such election.”

Item 4 – Terms of the Transaction

(a)	The last paragraph in the Section “The Arrangement – Holdco Alternative” beginning on page 41 of the Circular is hereby amended and restated as follows:

“The Purchaser is making the Holdco Alternative available to Qualifying Holdco Shareholders in order to allow electing Qualifying Holdco Shareholders to, in certain circumstances, reduce the amount of capital gain they would otherwise realize under the Arrangement for Canadian tax purposes.  For this reason, the Holdco Alternative is not being made available to Shareholders not resident in Canada, because such Shareholders will generally not be subject to Canadian tax on any realized capital gain, as described more fully under the heading “Tax Considerations – Shareholders Not Resident in Canada – Disposition of Common Shares for the Consideration”.  If you wish to avail yourself of the Holdco Alternative, you should consult your own financial, tax and legal advisors regarding the availability of any Canadian tax benefit from electing the Holdco Alternative, in light of your particular circumstances.”

The following new section is inserted on page 59 of the Circular immediately following the section “Tax Consideration – Shareholders Not Resident in Canada – Dissenting Shareholders”:

“Shareholders Who Select the Repurchase Election

A Non-Resident Shareholder who, as a result of choosing the Repurchase Election, disposes of Common Shares to Brookfield Residential in consideration for a cash payment, will generally be deemed to realize a dividend as discussed above under the heading “Tax Considerations – Shareholders Resident in Canada – Disposition of Common Shares to Brookfield Residential”. Such dividend will be subject to withholding tax under the Tax Act. A Non-Resident Shareholder whose Common Shares are transferred to Brookfield Residential will also be considered to have disposed of each Common Share for proceeds of disposition equal to the amount paid by Brookfield Residential for the Common Share less the amount of any deemed dividend, and will realize a capital gain (or a capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) such Non-Resident Shareholder’s adjusted cost base of such Common Share. The same general considerations also apply as discussed above under the heading “Tax Considerations – Shareholders Not Resident in Canada – Disposition of Common Shares for the Consideration” in determining whether a capital gain will be subject to tax under the Tax Act.

(a)(c)	The section “The Arrangement – Repurchase Election” on page 43 of the Circular is hereby amended and restated as follows:

“Rather than receiving their consideration under the Arrangement from the Purchaser, Shareholders can also elect to have each of their Common Shares purchased for cancellation by Brookfield Residential in exchange for the Consideration per Common Share. In accordance with the Arrangement Agreement, the Purchaser will, at the request of the Company, fund the Company by way of regular common equity on or immediately prior to the Effective Date an amount equal to the Excess Redemption Amount. Shareholders wishing to make such election should consult their own advisors to determine if making such election is appropriate in their particular circumstances. See “Tax Considerations – Shareholders Resident in Canada – Disposition of Common Shares to Brookfield Residential”, “Tax Considerations – Shareholders Not Resident in Canada – Shareholders Who Select the Repurchase Election” and “Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Shareholders Who Select the Repurchase Election or Exercise Dissent Rights” for the tax consequences to Shareholders of making such election.”

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Item 7 – Purposes, Alternatives, Reasons and Effects

(b)	The section “Special Factors – Brookfield Residential’s Purposes, Alternatives and Reasons” on page 14 of the Circular is hereby amended and restated as follows:

“Brookfield Residential believes that the acquisition by the Purchaser is an attractive opportunity for its Shareholders to monetize their Common Shares for consideration of US$24.25 per Common Share (with the ability to reinvest in Brookfield Asset Management, should they so choose).  In deciding to recommend the Arrangement to Shareholders, the Board considered that a plan of arrangement is a transaction structure commonly used in Canada for privatizations and permits Unaffiliated Shareholders to determine whether they wish to receive fair value for their Common Shares via a court-approved process.  The Board considered the risks associated with Brookfield Residential continuing to execute its business and strategic plan as an independent entity, as an alternative to the Arrangement (and in the event the Arrangement does not receive requisite Shareholder or Court approval), and such risks are disclosed extensively in Brookfield Residential’s public disclosure.  In this regard, the Board considered its belief that the Company is consistently undervalued by the public markets given its business model as both a land developer and homebuilder and its exposure to both Canadian and U.S. homebuilding markets and that as a result the Common Shares may continue to trade at a discount to their underlying value.  As discussed below under “Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective”, the consideration of US$24.25 per Common Share represents a premium to the trading price of the Common Shares.  The Board determined that in light of all factors considered by the Special Committee, the consideration of US$24.25 per Common Share represented the highest price that it could obtain from Brookfield Asset Management.  See “Special Factors – Fairness of the Transaction – Brookfield Residential’s Perspective”.”

(d)	In the section “Special Factors – Effects of the Transaction”, beginning on page 14 of the Circular, the following is added at the end of the fifth paragraph:

“With respect to the tax consequences of the Arrangement, no gain or loss will be recognized by the Brookfield Asset Management Filing Persons or the Company.”

The section “Tax Considerations – Certain United States Federal Income Tax Considerations – U.S. Shareholders Exercising Dissent Rights” on page 61 of the Circular is hereby amended and restated as follows:

“U.S. Shareholders Who Select the Repurchase Election or Exercise Dissent Rights

If a U.S. Shareholder selects the Repurchase Election or exercises Dissent Rights pursuant to the Arrangement and is paid the fair value of its Common Shares in cash by Brookfield Residential, such U.S. Shareholder generally will recognize gain or loss in a similar manner as a non-dissenting U.S. Shareholder who does not select the Repurchase Election, as discussed above under “Disposition of Common Shares”.

As discussed above under the headings “Tax Considerations – Shareholders Not Resident in Canada – Shareholders Who Select the Repurchase Election” and “Tax Considerations – Shareholders Not Resident in Canada – Dissenting Shareholders”, U.S. Shareholders who select the Repurchase Election or exercise Dissent Rights pursuant to the Arrangement generally will be subject to Canadian withholding tax under the Tax Act. The rules governing the foreign tax credit are complex. Such U.S. Shareholders should consult their tax advisers regarding the availability of the foreign tax credit and the application of the foreign tax credit limitation under their particular circumstances in respect of any Canadian tax withheld.”

In the section “Tax Considerations – Certain United States Federal Income Tax Considerations – Special Consequences of the Arrangement to Certain U.S. Shareholders Holding Common Shares Constructively” on page 61 of the Circular, the first two sentences of the first paragraph are hereby amended and restated as follows:

“Although there is no statutory, judicial or administrative authority directly addressing the treatment of the Arrangement for U.S. federal income tax purposes and therefore the issue is not free from doubt, the receipt of Consideration for Common Shares pursuant to the Arrangement by a non-dissenting U.S. Shareholder who does not select the Repurchase Election will likely be subject to Section 304 of the Code, and the remainder of this discussion assumes that Section 304 applies. As a result, the preceding sections of this summary may not describe the U.S. federal income tax consequences to a non-dissenting U.S. Shareholder who directly or indirectly owns stock in Brookfield Asset Management, does not select the Repurchase Election and disposes of Common Shares pursuant to the Arrangement.”

Item 15 – Additional Information

(c)	In the section “Special Factors – Certain Unaudited Financial Projections”, beginning on page 33 of the Circular, the following is inserted after the first sentence of paragraph 3:

“Brookfield Residential management assumed that its Canadian markets would be at similar levels to 2014 throughout the forecast period and that the housing market in the United States would continue to improve gradually.  Brookfield Residential management assumed the growth in the United States housing market would be underpinned by steady job growth through the years 2015 through 2017, before moderating in 2018 and 2019, and that such job growth would lead to a gradual increase in home ownership and new residential construction back towards the 20 year historical average.  Brookfield Residential management further assumed that mortgage rates both in Canada and in the United States would rise gradually throughout the forecast period, but that they would remain low relative to the 20 year historical average.  Throughout the forecast period, Brookfield Residential management also assumed an income tax rate in the United States of 39%, and in the Canadian provinces of Alberta and Ontario, of 25% and 26.5%, respectively, as well as an exchange rate of CAD$ 1.10 to US$ 1.00.  Brookfield Residential management’s assumptions do not include interest income on the reinvestment of discretionary cash.  Brookfield Residential management assumed Brookfield Residential would have US$ 250 million of availability at all times from its Canadian operating line of credit and that its US$ 250 million U.S. revolving credit facility would remain undrawn throughout the forecast period.  Finally, Brookfield Residential management assumed an increase of 50 basis points in the Canadian prime lending rate during the years 2016 and 2017.”

Item 16 Exhibits

(a)(2)(viii)	Press release of the Company with respect to the filing of Amendment No. 1, dated February 9, 2015.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015

Brookfield Residential Properties Inc.

By:	/s/ Shane Pearson
Name:	Shane Pearson
Title:	Executive Vice President and Corporate Counsel

Brookfield Asset Management Inc.

By:	/s/ Derek Gorgi
Name:	Derek Gorgi
Title:	Senior Vice President

1927726 Ontario Inc.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Vice President

Exhibit Index

(a)(2)(i) †	Circular dated January 12, 2015.

(a)(2)(ii) †	Form of Proxy.

(a)(2)(iii) †	Letter of Transmittal.

(a)(2)(iv) †	Notice of Special Meeting (incorporated by reference to the Circular).

(a)(2)(v) †	Letter to Stockholders (incorporated by reference to the Circular).

(a)(2)(vi) †	Press release of the Company and Brookfield Asset Management with respect to the signing of the Arrangement Agreement, dated December 23, 2014, incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K submitted to the SEC on December 24, 2014.

(a)(2)(vii) †	Press release of the Company with respect to the filing of the meeting materials, dated January 13, 2015.

(a)(2)(viii)	Press release of the Company with respect to the filing of Amendment No. 1, dated February 9, 2015.

(b)	None.

(c)(1) †	Valuation and Fairness Opinion of Morgan Stanley Canada Limited (incorporated by reference to Appendix D to the Circular).

(c)(2) †	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 15, 2014.

(c)(3) †	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 19, 2014.

(c)(4) †	Special Committee Discussion Materials provided by Morgan Stanley Canada Limited to the Special Committee on December 23, 2014.

(d)(1) †	Plan of Arrangement (incorporated by reference to Schedule B of the Arrangement Agreement included as Appendix C to the Circular).

(d)(2) †	Arrangement Agreement (incorporated by reference to Appendix C to the Circular).

(d)(3) †	Arrangement Resolution (incorporated by reference to Appendix B to the Circular).

(d)(4) †	Court Materials (incorporated by reference to Appendix E to the Circular).

(f) †	Section 185 of the OBCA (incorporated by reference to Appendix F to the Circular).

(g)	None.

(h)	None.

†	Previously filed as an exhibit to the Transaction Statement filed on January 13, 2015.

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